EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended September 29, 2018
Fixed charges:
Interest expense*	$101
Estimated interest portion of rents	30
Total fixed charges	$131

Income:
Income from continuing operations before income taxes	$1,106
Fixed charges	131
Dividends received from Finance group	50
Eliminate pretax income of Finance group	(14)
Adjusted income	$1,273

Ratio of income to fixed charges	9.72

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.